Doug Jennings | Chief Compliance Officer 6125 Memorial Drive Dublin, OH 43017 O (614) 923-1143 | F (614) 397-9345 E djennings@meederinvestment.com

VIA EDGAR CORRESPONDENCE

November 30, 2018

Jeff Long

U.S. Securities & Exchange Commission

Division of Investment Management, Disclosure Review and Accounting

100 F Street, NE

Washington, DC 20549

Re:	Meeder Funds

File Nos. 002-85378 and 811-03462

Dear Mr. Long,

On behalf of the Meeder Funds (“Funds”), please find our response to comments you provided by telephone on October 15, 2018 concerning a routine review of the Funds’ 2017 Annual Report to Shareholders.

1.	Comment: Changes were made to the benchmark or additional indexes for several funds. Please include both the old and new indexes in the Growth of $10,000 chart and explain the reason for the change.

Response: The Funds will provide this information going forward for all series of the Funds that changed a benchmark or additional index during the immediately preceding fiscal year in the annual and semi-annual reports.

2.	Comment: The Quantex Fund’s Sector Concentration table indicates a significant concentration to a single market sector. Please consider whether the prospectus contains an appropriate risk disclosure.

Response: The Prospectus for the Quantex Fund contains the following disclosure among the investment risks applicable to all funds: “Based on the Adviser’s quantitative models and evaluation of other factors, the Funds may invest in specific sectors of the stock market such as the utilities sector, real estate sector or technology sector. Investing in specific market sectors presents additional components of risk. The performance of sector specific investments is largely dependent on the industry’s performance which may be different than the overall stock market. As a result, if a Fund is heavily concentrated in a specific sector, then that particular sector could significantly impact the return of the Fund.”

Jeff Long November 30, 2018 Page | 2

The Quantex Fund does not have a specific investment strategy to invest in companies in the consumer discretionary sector and the model does not favor one sector over another. We believe the current prospectus disclosure is adequate to disclose the possibility that the quantitative models may cause periodic sector or industry concentration resulting from the model’s selection of securities.

3.	Comment: Please indicate how frequently receivables disclosed for the Conservative Allocation Fund are settled?

Response: They are settled monthly.

4.	Comment: In the Financial Highlights table, the column titled Ratio of Net Expenses to Average Net Assets, which includes the effect of directed brokerage and securities lending rebates, should not be shown. If the Funds would like to include an expense ratio reflecting the receipt of these rebates, it should do so only in the footnotes to the table.

Response: The Funds will make the requested change going forward beginning with the 2018 annual report.

5.	Comment: In correspondence dated April 21, 2017, the Funds agreed to add certain language found in the prospectus concerning liquidity fees and redemption gates to the Notes to Financial Statements in the annual report. Please explain why the language was not added to the 2017 annual report.

Response: This information was unintentionally omitted from the annual and semi-annual reports for 2017, although it appeared at all times in the prospectus. The Funds will include the requested language going forward beginning with the 2018 annual report.

Jeff Long November 30, 2018 Page | 3

The Funds will begin making the disclosure changes identified above in the Funds’ next scheduled annual and semi-annual reports to shareholders. If you have any further comments on this matter, please contact me.

Sincerely,

/s/ Douglas R. Jennings
Douglas R. Jennings
Chief Compliance Officer